NEWS RELEASE

P. O. Box 5000
Victoria, Minnesota 55386 USA
952-443-2500

                                        FILED BY HEI, INC. PURSUANT TO
                                        RULE 425 UNDER THE SECURITIES ACT
                                        OF 1933 AND DEEMED FILED PURSUANT
                                        TO RULES 14A-12 AND 14D-2 OF THE
                                        SECURITIES EXCHANGE ACT OF 1934

                                        COMMISSION FILE NO.: 000-12471
                                        SUBJECT COMPANY: COLORADO MEDTECH, INC.


                                        FOR IMMEDIATE RELEASE

CONTACTS:
Anthony J. Fant, CEO
Donald R. Reynolds, President/COO
Steve E. Tondera, CFO

            HEI, INC. FILES COMPLAINT AGAINST COLORADO MEDTECH, INC.

MINNEAPOLIS, MN, SEPTEMBER 12, 2000 - HEI, Inc. (Nasdaq: HEII, www.heii.com), the holder of approximately 9.9% of the outstanding common stock of Colorado MEDtech, Inc., announced that it has filed a complaint in the United States District Court for the District of Colorado, against Colorado MEDtech and Colorado MEDtech's directors. The complaint alleges that certain provisions of Colorado MEDtech's bylaws and "poison pill" illegally limit shareholders' statutory right to hold a special meeting to elect directors. HEI intends to demand a special meeting of shareholders to replace Colorado MEDtech's directors.

           The complaint seeks a declaration that such bylaw provisions are invalid, void and of no effect, as well as preliminary and permanent injunctive relief barring their enforcement. The complaint also seeks a declaration that the poison pill is invalid, void and of no effect to the extent that it denies shareholders their statutorily guaranteed right under Colorado law to call a special meeting to elect directors, and preliminary and permanent injunctive relief barring application of the poison pill.

           HEI's CEO, Anthony J. Fant, said that "as Colorado MEDtech's largest shareholder, HEI will vigorously fight for the rights to which all shareholders of Colorado MEDtech are entitled. Colorado MEDtech's Board is responsible to all shareholders and must not be allowed to entrench themselves to the detriment of

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shareholders." Fant added, "It is clear to me that recent actions taken by
Colorado MEDtech's directors are entrenchment motivated and should be overturned by the Courts."

           HEI previously announced that it intends to commence an exchange offer to acquire Colorado MEDtech at a price of $12 per share, payable in shares of HEI common stock. The complete details of this exchange offer will be set forth in a filing to be made with the Securities and Exchange Commission.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF COLORADO MEDTECH COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY COLORADO MEDTECH COMMON STOCK WILL ONLY BE MADE PURSUANT TO A PROSPECTUS AND RELATED MATERIALS THAT HEI EXPECTS TO SEND TO COLORADO MEDTECH SHAREHOLDERS. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE EFFECTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOT SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS MATERIAL ALSO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THOSE MATERIALS, WHICH WILL CONTAIN IMPORTANT INFORMATION REGARDING THE EXCHANGE OFFER, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH EXCHANGE OFFER.

IN CONNECTION WITH THE EXCHANGE OFFER DESCRIBED IN THIS NEWS RELEASE, HEI MAY SOLICIT PROXIES FROM ITS SHAREHOLDERS TO APPROVE THE ISSUANCE OF STOCK IN THE EXCHANGE OFFER AND FROM THE SHAREHOLDERS OF COLORADO MEDTECH TO CAUSE THE ELECTION OF A NEW SLATE OF COLORADO MEDTECH DIRECTORS. THE PARTICIPANTS TO THE SOLICITATION OF HEI SHAREHOLDERS WILL INCLUDE HEI AND EACH OF THE MEMBERS OF THE HEI BOARD OF DIRECTORS, ANTHONY FANT, ED FINCH, MACK TRAYNOR, STEVE TONDERA AND DAVID ORTLEIB. THE PARTICIPANTS IN THE SOLICITATION OF COLORADO MEDTECH SHAREHOLDERS WILL INCLUDE HEI AND MR. FANT. HEI IS THE BENEFICIAL OWNER OF APPROXIMATELY 9.9% OF THE OUTSTANDING SHARES OF COMMON STOCK OF COLORADO MEDTECH. IN THE EVENT THAT THE EXCHANGE OFFER IS NOT SUCCESSFUL AND HEI SELLS ITS SHARES OF COMMON STOCK OF COLORADO MEDTECH TO AN UNAFFILIATED THIRD PARTY, ANTHONY FANT, HEI'S CHAIRMAN OF THE BOARD, WILL RECEIVE A PORTION OF THE PROCEEDS OF SUCH SALE. HEI EXPECTS TO FILE PROXY STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING SUCH SOLICITATIONS. HEI AND COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THE RESPECTIVE PROXY STATEMENTS, WHEN THEY ARE AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION WITH RESPECT TO ANY SUCH SOLICITATION.


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
HEI AND COLORADO MEDTECH SHAREHOLDERS WILL BE ABLE TO OBTAIN THE PROSPECTUS, THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THE PROXY STATEMENTS REFERRED TO ABOVE, WHEN FILED BY THE COMPANY WITH THE COMMISSION, FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM THE COMPANY BY DIRECTING SUCH REQUESTS TO BEACON HILL PARTNERS AT (212) 843-8500.


FORWARD LOOKING INFORMATION
---------------------------

Information in this news release, which is not historical, includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release are forward looking statements. All of such forward-looking statements involve risks and uncertainties including, without limitation, adverse business or market conditions, the ability of HEI to secure and satisfy customers, the availability and cost of materials from HEI's suppliers, adverse competitive developments, change in or cancellation of customer requirements, and other risks detailed from time to time in HEI's SEC filings.


CONTACT: Anthony J. Fant, CEO, (952) 443-2500 or Richard Grubaugh of Beacon Hill Partners, (212) 843-8500.


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HEI, Inc., and Cross Technology, Inc., a wholly owned subsidiary of HEI, Inc., specialize in the custom design and manufacture of high performance, ultraminiature microelectronic devices and high-technology products incorporating those devices. HEI and Cross contribute to their customers' competitiveness in the hearing, medical, communications, wireless smart cards, other RF applications, and industrial markets through innovative design solutions and by the application of state-of-the art materials, processes and manufacturing capabilities.

World Headquarters and Microelectronics Division         PO Box 5000, 1495 Steiger Lake Lane, Victoria, MN 55386
Mexico Division, Customer Service Center                 1 Offshore International, 777 East MacArthur Circle, Tucson, AZ 85714
High Density Interconnect Division                       610 South Rockford Drive, Tempe, AZ 85281
Cross Technology, Inc.                                   5201 Eden Circle, Edina, MN 5543

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